# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Autohome Inc., CIK 0001527636
CUSIP: 05278C107
Title of class of securities: Ordinary shares, par value US$0.0025 per share
Address of issuer's principal executive offices: 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, China (F4), 100080
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0002059821
Persons authorized to receive notices and communications: Chi LIU, Building C1, QUST National Science Park, Guangsheng Road, Chengyang District, Qingdao, Shandong Province, China (F4), 266108, 86 0532-8893 7165

## Reporting persons
- CARTECH HOLDING COMPANY (CIK 0002059821): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: bank loan (BK); sole voting power 200,884,012; shared voting power 0; sole dispositive power 200,884,012; shared dispositive power 0; aggregate amount beneficially owned 200,884,012 (43% of the class)
  Comment: * Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Issuer) as of June 30, 2025, the information of which was provided by the Issuer.
- CARTECH INVESTMENT MANAGEMENT COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: bank loan (BK); sole voting power 200,884,012; shared voting power 0; sole dispositive power 200,884,012; shared dispositive power 0; aggregate amount beneficially owned 200,884,012 (43% of the class)
  Comment: * Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Issuer) as of June 30, 2025, the information of which was provided by the Issuer.
- Qingdao Cartech Ecological Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK); sole voting power 200,884,012; shared voting power 0; sole dispositive power 200,884,012; shared dispositive power 0; aggregate amount beneficially owned 200,884,012 (43% of the class)
  Comment: * Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Issuer) as of June 30, 2025, the information of which was provided by the Issuer.
- Haier COSMOPlat Ecological Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK); sole voting power 200,884,012; shared voting power 0; sole dispositive power 200,884,012; shared dispositive power 0; aggregate amount beneficially owned 200,884,012 (43% of the class)
  Comment: * Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Issuer) as of June 30, 2025, the information of which was provided by the Issuer.
- Haier Group Corporation: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK); sole voting power 200,884,012; shared voting power 0; sole dispositive power 200,884,012; shared dispositive power 0; aggregate amount beneficially owned 200,884,012 (43% of the class)
  Comment: * Based on 467,282,952 issued and outstanding shares (excluding 42,104,648 treasury shares and shares that had been issued and reserved for the purpose of the share incentive plans of the Issuer) as of June 30, 2025, the information of which was provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value US$0.0025 per share
Name of issuer: Autohome Inc.
Address of issuer's principal executive offices: 18th Floor Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing, China (F4), 100080
Comment: The Issuer's American depositary shares ("ADSs") are listed on the New York Stock Exchange under the ticker symbol "ATHM" and the Issuer's ordinary shares are listed on The Stock Exchange of Hong Kong Limited under the stock code "2518." As used in this Schedule 13D, the term "ordinary shares" includes ordinary shares represented by ADSs.

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by:

(i) CARTECH HOLDING COMPANY ("Cartech Holding"), a company organized under the laws of Cayman Islands;

(ii) CARTECH INVESTMENT MANAGEMENT COMPANY ("Cartech Investment"), a company organized under the laws of Cayman Islands;

(iii) Qingdao Cartech Ecological Technology Co., Ltd. ("Qingdao Cartech"), a company organized under the laws of the People's Republic of China;

(iv) Haier COSMOPlat Ecological Technology Co., Ltd. ("Haier COSMOPlat"), a company organized under the laws of the People's Republic of China;

(v) Haier Group Corporation ("Haier Group"), a company organized under the laws of the People's Republic of China;

Cartech Holding's sole shareholder is Cartech Investment, which is wholly owned by Qingdao Cartech. Qingdao Cartech's sole shareholder is Haier COSMOPlat, which is wholly owned by Haier Group. Cartech Holding, Cartech Investment, Qingdao Cartech, Haier COSMOPlat and Haier Group are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." Each of the Reporting Persons is a party to that certain Joint Filing Agreement filed herewith as Exhibit A. Accordingly, the Reporting Persons are hereby filing a Schedule 13D jointly.
Residence or business address:
The address of the principal office of Cartech Holding and Cartech Investment is Building C1, QUST National Science Park, Guangsheng Road, Chengyang District, Qingdao 266108, Shandong Province, the People's Republic of China.

The address of the principal office of Qingdao Cartech and Haier COSMOPlat is Haier Branding Center, 1 Haier Road, Laoshan District, Qingdao 266100, Shandong Province, the People's Republic of China.

The address of the principal office of Haier Group is Haier Industrial Park, Haier Road, Qingdao Hi-tech Park, Qingdao 266101, Shandong Province, the People's Republic of China.
Present principal occupation or employment:
The principal business of Cartech Holding and Cartech Investment is investment holdings.

The principal business of Qingdao Cartech and Haier COSMOPlat is technology development, promotion, application and other related services.

Haier Group is a leading global provider better life and digital transformation solutions.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Exhibit B attached hereto, which is hereby incorporated by reference in this Item 2.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or any of the directors or executive officers of each Reporting Person set forth in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or any of the directors or executive officers of each Reporting Person set forth in Exhibit B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cartech Holding is a company organized under the laws of Cayman Islands. Cartech Investment is a company organized under the laws of Cayman Islands. Qingdao Cartech is a company organized under the laws of the People's Republic of China ("China"). Haier COSMOPlat is a company organized under the laws of China. Haier Group is a corporation organized under the laws of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons are filing this statement to report the acquisition by Cartech Holding of 200,884,012 ordinary shares of the Issuer (the "Transferred Shares") for an aggregate purchase price of approximately RMB13.1 billion (the "Transaction"), pursuant to a share sale and purchase agreement dated as of February 20, 2025 (the "Share Purchase Agreement") by and between Cartech Holding and Yun Chen Capital Cayman ("Yun Chen Capital"). The closing of the Transaction occurred on August 27, 2025. Immediately after the closing of the Transaction, Yun Chen Capital beneficially owned 23,916,500 ordinary shares of the Issuer (the "Remaining Shares").

To facilitate the Transaction, Cartech Holding entered into certain facility agreement (as borrower) on August 15, 2025 with CMB Wing Lung Bank Limited, Bank of China Limited, Macau Branch and Bank of China (Hong Kong) Limited (as mandated lead arrangers and bookrunners) (the "Facility Agreement"). Pursuant to the Facility Agreement, lenders made available to Cartech Holding a term loan facility in an aggregate amount equal to the aggregate purchase price of the Transaction (the "Facility"). Pursuant to the Facility Agreement, Cartech Holding (as chargor) shall, within two months after the utilization, enter into a deed of share charge, which has been in agreed form as of the date hereof, with CMB Wing Lung Bank Limited (as security agent and trustee for the creditors) with respect to the charge of the Transferred Shares in favor of the security agent to secure the obligations of certain Reporting Persons under the Facility Agreement and related arrangements. In addition, for the same purpose, Cartech Investment (as chargor) entered into a deed of share charge with CMB Wing Lung Bank Limited (as security agent and trustee for the creditors) with respect to the charge of all of the issued shares of Cartech Holding held by Cartech Investment.

The foregoing descriptions of the Share Purchase Agreement, the Facility Agreement and the deeds of share charge (including the one to be executed by Cartech Holding and the one executed by Cartech Investment) do not purport to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, the Facility Agreement and deeds of share charge (including the one to be executed by Cartech Holding and the one executed by Cartech Investment), which are filed as Exhibit C, Exhibit D, Exhibit E and Exhibit F hereto, respectively. Each of such agreements and deeds is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired beneficial ownership of the Transferred Shares as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

As announced by the Issuer on February 20, 2025, Mr. Tao Wu resigned from his position as an executive director and the chief executive officer of the Issuer, effective immediately. Concurrent with the resignation of Mr. Tao Wu, Mr. Song Yang was appointed as an executive director and the chief executive officer of the Issuer, effective immediately. Upon the closing of the Transaction, Ms. Keke Ding and Dr. Fan Lu, the directors who had been nominated by Yun Chen Capital, and Mr. Song Yang resigned from the board of directors of the Issuer (the "Board") and the Issuer appointed five (5) directors nominated by Cartech Holding, namely Mr. Chi Liu, Mr. Shenglei Zhou, Mr. Xing Fang, Mr. Haishan Liang and Ms. Cuimei Zhang, to its Board (the "Cartech Directors"). Mr. Chi Liu also replaced Mr. Song Yang as the chief executive officer of Issuer. As of the date hereof, the Board of the Issuer consists of nine (9) directors.

Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications (including, without limitation, through the Cartech Directors) with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the Board of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Transferred Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, subject to the terms of the Put and Call Option Agreement (as defined and described elsewhere in this Schedule 13D), make additional purchases of ordinary shares of the Issuer (or other securities convertible or exercisable into ordinary shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Transferred Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as the information set forth in Items 3, 4 and 5 above is incorporated by reference into this Item 5(c), to the knowledge of the Reporting Persons, no transactions in any of the Transferred Shares have been effected by any Reporting Person or persons identified in Exhibit B of this Statement in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Put and Call Option Agreement. On February 20, 2025, Cartech Holding and Yun Chen Capital entered into a put and call option agreement (the "Put and Call Option Agreement") pursuant to which the parties agreed, among other matters, that subject to the terms of the Put and Call Option Agreement:

(a) Yun Chen Capital would not, and would cause its affiliates not to, prior to and on the third anniversary of the date of the Put and Call Option Agreement, Transfer (as defined in the Put and Option Agreement) any Remaining Shares to any third party other than Cartech Holding and/or any party designated by Cartech Holding;

(b) During the period from the date immediately following the third anniversary of the date of the Put and Call Option Agreement to the fourth anniversary thereof (the "Option Exercise Period"), Yun Chen Capital shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice to Cartech Holding on each occasion, to sell to Cartech Holding and/or any party designated by Cartech Holding all or portion of Remaining Shares at a price per ordinary share equal to US$35.00 per ADS, subject to such other terms and conditions as Cartech Holding and Yun Chen Capital may agree;

(c) If, during the Option Exercise Period, Yun Chen Capital proposes to Transfer all or part of the Remaining Shares to a non-affiliated third party other than Cartech Holding and/or its affiliate, Cartech Holding shall have a right of first refusal to purchase all but not part of the Remaining Shares subject to Transfer in accordance with the terms and conditions set forth in the Put and Call Option Agreement. In the event that Cartech Holding exercises its right of first refusal, if the price offered by the proposed transferee is higher than the price per ordinary share equivalent to US$39.00 per ADS, the Remaining Shares subject to Transfer shall be sold to Cartech Holding and/or its designee at the price per ordinary share equivalent to US$39.00 per ADS. In the event that Cartech Holding waives or is deemed to have waived its right of first refusal under the Put and Call Option Agreement, Yun Chen Capital shall then be entitled to Transfer the Remaining Shares subject to Transfer to the proposed transferee at a price not lower and on terms no more favorable to the proposed transferee than those presented to Cartech Holding in the Transfer Notice (as defined in the Put and Option Agreement);

(d) During the Option Exercise Period, Cartech Holding shall have the right, exercisable at its sole discretion on one or more occasions, by way of written notice (the "Call Option Notice") to Yun Chen Capital on each occasion, to purchase from Yun Chen Capital (such purchase, the "Call Purchase") all or portion of the Remaining Shares at such price per ordinary share equal to:

(i) US$39.00 per ADS, if the ADS's closing price at The New York Stock Exchange as of the last trading day immediately preceding the date of the Call Option Noice (the "Market Price") is US$39.00 per ADS or more;

(ii) the Market Price, if the Market Price is more than US$35.00 per ADS but less than US$39.00 per ADS; or

(iii) US$35.00 per ADS, if the Market Price is US$35.00 per ADS or less.

(e) For so long as Yun Chen Capital and/or its affiliate beneficially owns any Remaining Shares, in the event that Cartech Holding or the board of the Issuer proposes any corporate transactions concerning the Issuer in relation to the share capital of the Issuer and/or the interests therefrom, the scope of which shall be subject to the agreement between the Cartech Holding and Yun Chen Capital from time to time (the "Corporate Transactions"), Yun Chen Capital shall, and shall procure its affiliates to, use its reasonable best efforts to, cooperate with Cartech Holding and/or the Issuer at the request of Cartech Holding and sign, execute and deliver all such document necessary and desirable to give effect to and consummate such Corporate Transactions. Upon the initiation of a Corporate Transaction prior to the third anniversary of the date of the Put and Call Option Agreement and as Cartech Holding deems desirable, Cartech Holding shall be entitled to the Call Purchase in accordance with the terms and conditions set forth in the Put and Call Operation Agreement.

Investor Rights Agreement. On August 25, 2025, the Issuer and Cartech Holding entered into an investor rights agreement pursuant to which the Issuer granted Cartech Holding (i) certain customary information rights; and (ii) certain customary demand registration rights, piggyback registration rights and Form F-3 registration rights to effect registration of the Transferred Shares under the Securities Act of 1933.

The foregoing descriptions of the Put and Call Option Agreement and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Put and Call Option Agreement and the Investor Rights Agreement, which are filed as Exhibit G and Exhibit H, respectively, hereto and which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated August 29, 2025, among the Reporting Persons

Exhibit B List of Directors and Executive Officers of the Reporting Persons

Exhibit C Share Sale and Purchase Agreement, dated as of February 20, 2025, between CARTECH HOLDING COMPANY and Yun Chen Capital Cayman

Exhibit D* Facility Agreement, dated as of August 15, 2025, among CARTECH HOLDING COMPANY (as borrower), CMB Wing Lung Bank Limited, Bank of China Limited, Macau Branch and Bank of China (Hong Kong) Limited (as mandated lead arrangers and bookrunners)

Exhibit E Form of Deed of Share Charge between CARTECH HOLDING COMPANY (as chargor) and CMB Wing Lung Bank Limited (as security agent)

Exhibit F Deed of Share Charge, dated as of August 21, 2025, between CARTECH INVESTMENT MANAGEMENT COMPANY (as chargor) and CMB Wing Lung Bank Limited (as security agent)

Exhibit G Put and Call Option Agreement, dated as of February 20, 2025, between CARTECH HOLDING COMPANY and Yun Chen Capital Cayman

Exhibit H Investor Rights Agreement, dated as of August 25, 2025, between CARTECH HOLDING COMPANY and the Issuer
________________________________________

* Portions of this exhibit have been omitted pursuant to a request for confidential treatment under Rule 24b-2 of the Exchange Act. Redacted information has been filed separately with the Securities and Exchange Commission.

## Signatures
- CARTECH HOLDING COMPANY: /s/ Chi Liu, Chi Liu (08/29/2025)
- CARTECH INVESTMENT MANAGEMENT COMPANY: /s/ Chi Liu, Chi Liu (08/29/2025)
- Qingdao Cartech Ecological Technology Co., Ltd.: /s/ Shenglei Zhou, Shenglei Zhou (08/29/2025)
- Haier COSMOPlat Ecological Technology Co., Ltd.: /s/ Yunjie Zhou, Yunjie Zhou (08/29/2025)
- Haier Group Corporation: /s/ Yunjie Zhou, Yunjie Zhou (08/29/2025)